On July 10, 2015, substantially all of the assets of the Hatteras Disciplined Opportunity Fund, a series of HCIM Trust (the "Predecessor Fund"), were transferred to the Fund in a tax-free reorganization (the "Reorganization"). As a result of the Reorganization, the performance and accounting history of the Predecessor Fund prior to the date of the Reorganization were assumed by the Fund.